     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On January 31, 2007, Joseph C. Guyaux, President of The PNC Financial Services Group, Inc. (“the Corporation”), gave a presentation to investors at the Citigroup Financial Services Conference. This presentation was accompanied by a series of electronic slides that include information pertaining to the financial results and business strategies of the Corporation. A copy of the slides was previously filed on January 31, 2007 by the Corporation pursuant to Rule 425 under the Securities Act of 1933, and the following transcript of the presentation should be read in conjunction with those materials.

Thanks, Brian, and good morning. It was a great introduction -- maybe I should ask for questions and leave while I’m ahead. But it’s great to be here, and I’d like to remind everybody that Rick and Bill will be available during the Q&A afterwards for any questions you might have. But first, before I begin talking about PNC,

the obligatory acknowledgement that my comments today will include forward-looking statements and a discussion of some other non-GAAP financial measures.

We provide further information in the appendix and on our website at PNC.com.

Today, what I’d like to do is give you a brief overview of PNC and its 2006 highlights and then take a deeper dive into the business that I manage, Retail Banking.

Two thousand six was a remarkable year for PNC. We delivered record net income. In September, we were able to recognize a portion of the value of our

BlackRock investment by completing the BlackRock/Merrill Lynch Investment Managers transaction. Also in 2006, we announced one of the largest acquisitions in our history, Mercantile Bankshares Corporation. When we close, the combination of PNC and Mercantile will create a retail banking powerhouse in the mid

Atlantic region. I’ll discuss that in more detail in a few minutes.

As we closed out 2006, our balance sheet is in great shape, our asset quality is strong and we have asset flexibility to invest where the opportunities strike. We’ve achieved these results with a business mix that provides both geographic and revenue diversity. In fact, more than half of our revenues come from fee-based activities, ranking us first in the PNC peer group. Clearly, each of our four business segments has a leadership position and the scale to compete in its market.

The Retail segment, for example, operates branches in eight states and the District of Columbia. We are a leading community bank and a significant business banking force in each of our major markets. And we are also one of the largest bank wealth management firms in the country. Each of our four segments delivered strong returns and excellent cash flows in 2006. Our growth in clients and improved operating leverage drove a 9% increase in segment earnings compared with

2005. So the company has performed well.

And moving from there, I’d now like to spend the remainder of my presentation talking about our Retail Banking segment, which as you can see from this slide,

contributed nearly half of PNC’s total business segment earnings in 2006.

Here is how Retail’s revenue breaks out by product segment. We derive a very high proportion of revenue from deposits, trust and brokerage products --

essentially the liquidity and investment wallets of our customers. This business mix allows us to maintain our moderate risk profile on the credit side, providing for a more stable and predictable earnings stream. While lending still provides significant revenue, we are not involved in some of the high-risk asset classes such as sub-

prime.

Our retail banking model is focused on building primary relationships that allow us to capture a greater share of the revenue within the payments system, and it all starts with checking accounts. By acquiring and retaining checking customers, we can pursue strategies that allow us to deepen those relationships. In addition, these core checking relationships provide us with a pipeline of potential wealth management clients. As I will discuss shortly, we are focused on capturing a greater share of their investable assets by providing superior service and the flexibility of an open architecture platform.

Our approach to lending is also generally focused on building relationships, through products such as small business and home equity loans, credit cards and dealer floorplan lending. But we do also look to grow specific loan products such as student loans and indirect lending, where they can be value-added. As shown here,

the strength of the relationships we’ve generated have translated into increased average deposits and loans. The scalability of the Retail Banking platform, coupled with our One PNC focus on cost control and revenue enhancement, has improved efficiency. This has resulted in solid annual growth in earnings that we’ve been able to deliver. Let’s look a little bit more closely at our blueprint for success.

Our ability to win in the marketplace is built on the complex interaction of many PNC strengths. Together, these comprise a framework that contributes to our success and provides clarity and continuity to our efforts. We review this framework each and every year, taking into account current trends and environmental factors in determining where best to invest our resources for the year ahead. We have differentiated ourselves by building one, an expense discipline that has helped create positive operating leverage; a superior risk management process for credit and operating risk; an ability to retain and grow our share of the payments business by leveraging existing customer

relationships; strong employee and customer satisfaction; and finally, a deep sense of loyalty and commitment to the communities in which we operate.

Heading into 2007, we are committed to maintaining our differentiated strengths while focusing more of our efforts on opportunities with larger payouts. For instance, in light of the challenge of the current environment, inverted yield curves, slower growth in deposits and loans, we believe the key to success in 2007 will be retaining and expanding our wallet share of current customers, while selectively pursuing higher quality new relationships, capturing opportunities to control costs and maintaining our positive operating leverage. For example, this means we will focus on investing and executing where we have opportunities to get higher value checking relationships through selective new branch openings and targeted business banking and wealth management initiatives. At the same time, we will be reducing and be more selective on offers to gather interest-bearing deposits, given that PNC is core funded with a 76% loans to deposits ratio. Importantly, we will be investing in, and spending more time on, employees and customer service. We think that these investments will offer us the greatest improvement in our 2007 earnings.

Let’s first begin by discussing our approach to customer acquisition in 2007. One of the keys to success in the environment we face is controlling acquisition costs.

As you can see, our branch network delivers the bulk of the growth in our new relationships. We have a comprehensive approach to evaluating branch effectiveness. As a result, we’ve been investing in new branch locations convenient to growing populations with expanding incomes, and we plan to continue to do so because of the success we’ve achieved in the past.

In addition, a key will be to expand the growth coming from lower-cost alternative acquisition channels. We continue to have success in these channels. Our relationship managers are actively out visiting workplace sites, and we have agreements that make us the preferred bank at many major colleges and universities in our footprint. As you can see by the chart on the right, this has become a major source of checking relationship acquisition for us, and it comes at a much lower cost. Also, our new checking product line, which offers free worldwide ATMs, coupled with our enhanced online banking capability, should allow us to expand client acquisition through the web. So in conclusion, the acquisition of checking relationships will continue to be a meaningful part of our growth in 2007 versus

2006, but maybe even more important in 2007 will be retaining and deepening our existing customer base.

We continue to focus on deepening checking relationships. Improved penetration with services such as debit cards, online banking and online bill payment has increased the value of each checking account and the likelihood of retention. Here you can see the strong growth we’ve delivered in small business and consumer debit card revenue and online banking usage. In addition to the acquisition and deepening of checking relationships, as I mentioned earlier, retention and growth is going to be critically important. And differentiated service, delivered by empowered, well-trained employees, is our pathway to success.

Because we are focused on delivering differentiated customer service, we were thrilled when, in 2006, we received additional and tangible evidence that our business bankers are providing a superior customer experience. The inaugural J. D. Power Study of Small Business Banking Customers ranked PNC highest in customer satisfaction. PNC also ranked highest overall among its peers in the areas of client relationships and depository services, checking accounts and liquidity.

Now when you consider that the average small business customer, industry-wide, keeps 20 times the checking balance as the average retail customer, you understand how important these relationships are and why we are so excited about this award. Now we need to build on this momentum in 2007, and we will do that as we invest, execute and manage a number of targeted initiatives designed to drive business by focusing on our employees and a differentiated customer experience.

Our commitment to the continuous enhancement of the customer experience is underscored by three comprehensive initiatives that we actually began in 2006.

First, in the first quarter of 2006, we implemented Gallup’s Human Sigma Program to improve both customer and employee engagement. Over 27,000 customers and employees from the branch and the call center of the Retail Bank were surveyed in December to establish baseline measurements of satisfaction and commitment. We’ve already set specific improvement goals for each group that are now included as part of the incentive compensation plan as we head into 2007.

The overall goal is to

maintain the performance levels of our highest performing branches and call center units while significantly improving the rest.

A second and related initiative focuses on problem resolution, which is a critical enhancer of customer satisfaction. It begins by comprehensively identifying and gathering information about the service experiences that can be redesigned to better meet our customers’ needs. We are leveraging customer and employee feedback from our Gallup survey results to identify opportunities to improve the “in the moment” service experiences.

Finally, and maybe more importantly, our third initiative is the employee selection, retention and development program. This provides for identification, selection and development of candidates that are more like our top performers.

Collectively, these initiatives for us cannot be a one shot deal. It’s really about committing and changing the culture. And we believe it’s essential to our future.

The retail business is a business that requires frequent investments. Recent investments beyond our expanded branch network and online banking innovations have been focused on deploying capital in strategic growth opportunities. One example is Banking Made Easy, which was the introduction of our new simplified checking product set that included free worldwide ATM transactions. Early results show that we are generating higher quality checking accounts from the introduction of this new product.

Another example, we successfully introduced a new PNC-branded credit card product that has exceeded our original expectations, with more than 70,000 cards issued to date. We formed a credit card partnership that allows PNC to control the client experience while using a third party servicer to gain the benefits of scale.

While allowing for revenue opportunities, credit cards for both individuals and businesses solidify relationships and give us access to this part of the payment system.

We have also increased our investment in our Merchant Services joint venture, where we are seeing solid double-digit growth since that investment. Leveraging these and other investments to gain greater share of wallet, while providing opportunistic customer acquisitions in 2007, is important to achieving our overall goals.

One final example I’d like to spend a moment talking about is our investment in the recently established private client group. It is focused on serving the mass affluent. PNC currently manages more than $50 billion in assets and expects to be managing more than $70 billion upon closing of the Mercantile transaction,

making us one of the largest bank wealth managers in the country. As you can see from our wealth pyramid, we do this by a targeted approach to distinct customer segments. From the mass market to the ultra-wealthy, we have a business model specifically tailored to meet their needs. And these businesses have been performing exceptionally well. In fact, although I’m going to focus my discussion on a segment specific opportunity in the wealth pyramid, let me say that we believe that Hawthorn, Hilliard Lyons, PNC Wealth Management and PNC Investments are positioned to provide double-digit growth this year. However,

the emerging affluent sector is an area of special emphasis within the Retail Bank, and I want to spend a few moments to elaborate.

Aided by our One PNC initiative, we launched a private client group designed to bring a differentiated level of service to the mass affluent customer, as we see a significant opportunity in this segment. And thanks to our superior technology platform, we’ve been able to identify 32% of existing PNC households, that’s

682,000 households, as mass affluent. The typical mass affluent household has investable assets of between $100,000 and $1 million. And it spreads those assets among three or four financial providers. Our goal is to get them to give PNC a greater share of their investment wallet.

Checking customers who already identify with the PNC brand of ease, competence and achievement typically are more than willing to do just that. As we uncover these hidden wealth management customers, we intend to capture more of their business as they move up the wealth pyramid. But once again, it all starts with exceptional service. The private client group has expanded to more than 140 relationship managers. We are assigning these managers to mass affluent customers so that we can better understand customer needs, and guide them toward products and services that meet those needs. Where we have piloted this initiative, the early results have been highly successful. For the year ended December 31, 2006, those households that have been in a private client group book of business have resulted in 10% higher deposits, 11% higher loans and 17% higher investment than similar households not assigned. These are truly dramatic results in such a short period of time.

In 2007, in addition to our recent investments, we will build on this momentum by continuing to invest in the products, services and distribution capabilities that enhance the customer experience and bring value to PNC. For business customers, this includes our investment in a remote check capture capability, not only for large customers but an affordable product specifically targeted to smaller businesses. In addition, we’ll be introducing a new simplified business checking account.

Our plans for 2007 also include an expanded marketing program aimed at improving brand awareness, especially with our prospects. Increased brand recognition will not only provide added opportunities in our current market, but will provide significant benefit in support of our expansion. You can expect to see stepped-up efforts to get the PNC brand in front of prospective customers early and throughout 2007.

Finally, the opportunities available from the Mercantile transaction are something we are excited about. Let me tell you why I feel so confident that we can succeed in this market. Clearly we have demonstrated that within our retail footprint, we can increase our deposit share and grow customers and generate consistent high quality returns. But our future success is also going to depend on our ability to integrate new territory and new customers in a consolidating industry. So the question becomes: Is our model scalable? I believe our success in Washington, DC is a resounding yes to that question. In 2006, we celebrated the first anniversary of our acquisition of Riggs and our entry into

the greater Washington, DC area. We leveraged our successful technology platform to complete a near flawless conversion. We also enhanced service in the area.

In fact, it served as a pilot for improvements that we subsequently rolled out to the entire PNC footprint. We extended our service hours in Washington ahead of doing it elsewhere, and we made our free ATM offer in Washington first.

Overall, the first year in that market exceeded our expectations. For example, we saw tremendous improvement in monthly same branch sales in Washington.

Consumer checking accounts were up 14%. Average deposits up 6%. Average home equity loans up 17%. And on the small business side, the improvements were even more dramatic. Off of the admittedly very small base that Riggs had, we grew average small business loans 140%.

Our success in Washington significantly influenced our decision to continue deploying capital in that region through the acquisition of the storied Mercantile franchise.

This transaction, which we expect to close in March, will make PNC a mid-Atlantic banking powerhouse. We will have more than 1,000 retail branches, 70% of our branches in the affluent quarter stretching from the Hudson to the Potomac River. Along with strong market positions in Pennsylvania and New Jersey, we will become the number two bank in Maryland, we’ll be the number two bank in Delaware, and we will be more of a force in the highly fragmented Virginia market.

Mercantile represents terrific possibilities for growth for us. A look at the demographics tells much of the story. It’s a much wealthier market, with a population that’s projected to grow at nearly 5 times that of PNC’s current footprint. How will we begin to take advantage of this opportunity? In retail, we see the opportunity as being able to distribute our broader deposit product set and increase our online banking penetration. Consumers will benefit from offerings such as home equity loans and our new PNC-branded credit card. We will leverage PNC’s small business technology across the set of commercial clients that Mercantile has done an excellent job of cultivating over the years. And, we will expand their wealth management business by rolling out our private client group initiative, and adding wealth management teams throughout the region. As for C&IB, I know they are looking forward to selling PNC treasury management, capital markets and other services to Mercantile’s corporate customers.

Right now, our integration team is hard at work. We continue to work toward a smooth transition, with complete integration scheduled for the third quarter of this year. Our primary goal, as you might expect, is to retain Mercantile’s customers and the key employees who manage those relationships. We’ve already announced a number of Mercantile senior and executive managers who will take critically important positions within the Mercantile service territory. We believe this will help us retain Mercantile’s market position and leverage the power of PNC’s platform. These managers, which include a number of affiliate CEOs and presidents, who have a deep understanding of the business environment in which Mercantile operates, will become regional presidents for PNC.

As you can see, we’ve established a number of milestones we expect to achieve between now and conversion in September. As we move through this process,

we’ll keep you informed of our progress and what we learn. But as of today, I can tell you that we’re on track and confident that we will meet our projection for cost reduction in this acquisition. I can also tell you that after a couple of months of working with my Mercantile colleagues, I’m more than ever excited about this opportunity.

In summary, we’re pleased with the performance of the company this past year. In the Retail Bank, I believe that we’ve built a high-performing model that is differentiated, disciplined and scalable. We have developed a framework for winning in the retail business that will serve us well in the challenging 2007 environment. We are focused on deepening existing customer relationships while selectively pursuing customer acquisitions, controlling costs and maintaining positive operating leverage. In light of the current interest rate environment, in the Retail Bank, we expect NII growth to remain challenged. We will also continue to invest in opportunities during 2007 that we believe will provide for short-term and long-term payoffs. Accordingly, we would expect that our earnings growth in the

Retail Bank will be in the mid- to upper single-digit range when compared to 2006. Finally, as I said before, we’re extremely excited about the opportunities available with Mercantile, and I can tell you from firsthand experience that the people at Mercantile are equally excited. With that, I’d be happy to take any questions. Thank you.

Q:      Joe, I’ll kick it off. You kind of addressed it there towards the end, but a key concern I think that remains is Mercantile’s decentralized affiliate structure and how that fits into your more

          centralized approach. I guess you are working on retaining a lot of those CEOs. But what are some of the other things you are doing to try to keep their employees happy?

A:      Well, the most important thing that we discovered in talking with them is, in their decentralized environment, they were very strong in the commercial banking market, and having lenders and authority close to the customers is critical. So the first thing that we’ve done is, we’ve reinforced that those people and that process will stay in place. That took an enormous amount of risk out because I think when you get underneath the covers at Mercantile, their wealth management business was centered in Baltimore, not the affiliates. And their retail business was sort of supporting the commercial business. So we’ll move faster in integrating the retail franchises, and we’ll actually kind of follow their model where they’ve built enormous value up relative to their commercial client base. And to that end, just to give you an example, Peter Floeckher, who all the affiliate CEOs reported to, has agreed to stay on for 3 years. So, as those people become regional presidents, they’ll have the same manager. And the people that approve their credit will stay in place, and actually, because they were a committee approach -- we are a two signature approach -- they will actually have more authority, ironically, in the marketplace. But of course, it will come with increased accountability that whoever signs is accountable, versus the committee structure. So I can tell you -- that’s why I mentioned in my remarks, I’m even more excited because I think as we peel back the onion there, we are getting more and more comfortable with the people that are signing

          up. I mentioned Peter Floeckher, Ken Cook, who runs Mercantile Potomac, will stay on and run the commercial segment and be combined with Mike Harreld in our Washington, DC office, who is already there as a regional president. The people on the wealth management side, their chief investment officer will be our chief investment officer. And in Baltimore, Mike Reid, who has headed the

          Baltimore bank, will sign on and run corporate banking in that region and be a regional president as well. So, lots of success. Things can change between now and then, but the early results are they are excited, we are excited and, so far, we are a team. And our job is to hold that together through conversion and beyond.

Q:      Talk a little about the BlackRock investment (unintelligible).

A:      Well, I would tell you, we are not in a hurry to monetize it over time. Maybe that’s where I would start. I mean, if you look at our interest now, which I think,

          Rick, is 32%?

A:      34.

A:      34%. If you look at the earnings stream that we’re going to get off that 34%, it’s going to be larger than what we had before we diluted our share down. So,

          we see it as something that makes us unique in the marketplace, diversifies our revenue stream, allows us not to have to go out on the risk curve in terms of credit and loans, and so I think if there’s further monetization, my guess is it would come from BlackRock expanding and further diluting us versus some interest on our part. And in fact, I think our agreement calls that for 3 years we actually can’t dispose of stock anyway.

A:      Joe made an excellent point. I think if you looked at the 4th quarter, the earnings we derived from a smaller ownership percentage were greater than we had in the 3rd and prior quarters, so it was immediately accretive to PNC.

Q:      Are there tax implications in terms of the investment being held within PNC as opposed to you spinning it off or doing something for the shareholders with it?

A:      Once our ownership went below a certain level, and once BlackRock started talking about potential acquisitions and mergers and so on, a lot of the potential for tax benefits were gone at that point. So at this stage of the game, the one tax piece that we work on very carefully with them is the dividends, right? The more we receive in dividends, the more we can shield those earnings from the 34% rate and actually get a much more reduced rate, 7%.

Q:      I’m sure it’s me and not you, but in talking about your sources of revenue, trust and brokerage, loans and deposits, I though deposits were liabilities. Could you explain what you mean by deposits as a source of revenue?

A:      Well, for us in the Retail Bank, as we lower the cost of gathering deposits -- you are right, we pay money to gather deposits. But where we put that money to work, then, through our treasury desk or ALCO, is the spread that we earn. Since in the Retail Bank, we are probably only about 30 or 40% loans to deposits, our primary value comes from funding the balance sheet at the treasury asset and liability level that allows them then to optimize against the investment and loan portfolio. So, if you think about it in those terms, our focus is not just growing on deposits. For us to have great deposit share growth and pay 5% today on money market at a 74% loans to deposits bank, what do you do with the money? So that’s why we stay focused on -- it’s about the lowest cost, most valuable deposits that we can gather, while maintaining and solidifying relationships. That’s why over the years, it’s been about checking,

          checking, checking, which really helps improve the volatility of the earnings over time for our company. Does that answer your question?

Q:      Do I assume any others are not invested in loans? If they were, they’d be in the loan section?

A:      Right, right.

Q:      Okay, fair enough.

Q:      Joe, any more holes that you see right now in your footprint? Do you think you have adequate scale now in Washington, DC?

Q:      If we look at kind of the Maryland/Virginia/Washington, DC area, I would say that what we feel comfortable with is in Washington, DC proper, in the

          District of Columbia, we have a great presence from the Riggs franchise. So I think that will be more of, looking for population or new developments and shifting our distribution points there. In Maryland, we’ll be the number two bank in Maryland. And I think once again, like our other franchises, it will be about fine-tuning our network. I’m sure there are some new places we should be that we’re not, and there are probably places we are that we shouldn’t be,

          but it will be more of that than some dramatic de novo effort. I think the northern Virginia area is still a place that, even combined, we are relatively weak.

          We are not where we want to be. We are improved, but Riggs probably only had 6 or 7 branches there. Mercantile had targeted that as an area of expansion -- they had made two small bank acquisitions in the last two years in Virginia. I think that’s where we will now focus our efforts, on either small acquisitions or de novos. And then what I would add to that is, I think as you come down through New Jersey, down through Philadelphia, Bucks, you know, Lancaster Counties, as you try to connect into Baltimore and the central part of the state of Pennsylvania, we still think there’s room for us to improve our franchise there if the right opportunity came along.

Q:      I’m wondering how you think about the loan to deposit ratio longer term. Is there an environment or set of events that you would ramp that up, and have you thought about sensitivity to the net interest margins on those kind of changes?

A:      Let me take the first part of the question, and maybe Rick can answer the second. Probably for the last 5 or 6 years, I think the question we’ve asked ourselves is the asset side of the balance sheet, where could play that we aren’t playing, so on and so forth. But I think this is where, the BlackRock, PFPC and the diversification of our business comes in. We actually don’t feel like we have to be 100% loans to deposits or go out on the risk curve or yield curve to build up the loan portfolio. So if you think about it, we’ve not been in the credit card business and have virtually no credit card receivables on our balance sheet. Now we’ve reentered the credit card business, but even over a long period of time, that will probably only be 500 million to a billion dollars over 3, 4,

          5 years. We’ve purposely stayed out of the sub-prime market. We are in the mortgage business, clearly not in the mortgage business to make and hold,

          because we can buy all the mortgage-backed securities we want, and it gives us more flexibility over time. If I go to the corporate side, I think what we see there is if you look at today’s environment, we certainly participate in the HLT market, but we’ve kind of capped our exposure there, and getting paid for the risk there today doesn’t seem to be there. We’ve developed the businesses where we think we get paid for risk, our asset-based lending business and our real estate business. The other thing, quite frankly, is I think we have a longer term view that the capital markets and the securitizing and the liquidity that’s coming into funding loans, that in the long run, loans may not be a large part of a lot of people’s balance sheet. So, that’s my way of saying yes, we’ve thought about it, we understand the implications of it, but I don’t think we’re going to jump into a bunch of loan businesses to build loans at this point in time in particular. Down the road, to be honest with you, I think we’ll be opportunistic, but I don’t see us getting into the sub-prime space, and I don’t see us getting more aggressive in the corporate lending space if it means holding those assets on our balance sheet. And relative to the margin –

A:      Yes, I think Joe, you said it very well. I think the key here is the growth in the fee-based business gives us a lot of options that maybe some others don’t have when they have a significant portion in net interest income. That gives us options, I think as Joe pointed out, on the liquidity side, in terms of liquidity in the credit markets, but also on the deposit pricing side. We don’t necessarily have to go after those deposits in a flatter, declining rate environment. In terms of the margin, I think we are quite comfortable in the margin, because in our mind it’s all about growing earnings, right? And we think we can continue to grow earnings, basically because of the fee-based businesses as well as keeping a sharp focus on the expense side of the equation and driving operating margin.

          So, I think, therefore, the volatility in net interest income that may exist, it doesn’t impact us as much as it may impact others.

Q:      Joe, I guess just on the customer side as far as Mercantile is concerned, one of the things about Mercantile is that while their deposit growth has been slower,

          they pay a lot lower rates on their deposits than you do. It’s about 100 basis points less than interest-bearing transaction accounts. Do you anticipate any need to play catchup there, and what are you thinking as far as deposit pricing strategy in that region going forward?

A:      Well, once again, we are hard at work, so I’ll give you what we are thinking at this point, and we keep getting more and more information in peeling back.

          Interestingly, what we find is that the cost advantage that they enjoy is primarily not on the consumer side. So if we look at how they are pricing their consumer deposits -- As an example, they had recently introduced an indexed money market account and had immediately driven that product through the roof in a sense. So on the consumer side, we really think that the pricing philosophy is fairly close today, which is a way of saying that they were having trouble, I think, holding onto deposits and started to ratchet up prices, so while their historical margin on the consumer side might look better, today’s margin looks very similar to what ours is. I think where we are going to be very careful is more on the commercial corporate side. What we see is the advantage they had there is in their lending relationships, they got rewarded with a lot of low cost deposits, or deposits that they didn’t have to pay up on. And I think preserving those deposits and those lending relationships will be important to us. And the implications for us, we’ve got to make sure that we don’t go out the day after acquisition and put everybody on a $1.00 sweep account, or we’ll destroy the margin in a hurry. But I think what’s important is, we know their customers aren’t demanding that. So we just have to be careful that where it’s demanded, we meet those needs. Where in fact it’s part of a relationship that factors into a lending relationship, we need to kind of leave that pricing in place. So that’s the early read on how it’s going to fit together, and the one thing, as I said to my boss, the one thing that I can tell you is their margin wasn’t going to stay the same or they wouldn’t have sold to us. So, if you are expecting me to say that their margin will stay the same and go up, think again. I think if they could have done that,

          they wouldn’t have found the opportunity to sell to us. But that being said, I think we can maintain a large portion of the deposit funding benefit that they have.

Q:      I guess just one more. A lot of improvement going on in your business, obviously, but if we back out the One PNC efficiency cost save last year, and acquisitions, your expense growth was probably over 10%. When can we expect to start to see some paybacks on what I assume is a lot of initiative spend?

A:      Well, I think some of those that I tried to cover -- for example, in One PNC, that allowed us to launch the private client group where we added 140 relationship managers. It also allowed us, in the same timeframe, we bought our interest in our merchant joint venture. We reentered the credit card business;

          we launched a new credit product. From our standpoint, while One PNC was a standalone initiative, the reality was we wouldn’t have spent the money we spent if we wouldn’t have found a way to pay for it and have positive operating leverage. All those initiatives, by the way, that I’ve mentioned are doing equal to or better than what we projected them to do. And I think one of the keys in 2007 will be for us to keep the momentum around those initiatives, continue the payoffs, and selectively make other

          investments. Albeit I think we’ll make fewer investments this year because the revenue opportunities are lower, and if we are going to maintain positive operating leverage, we couldn’t possibly keep investing at the same pace as we did last year.

Q:      How much flexibility do you think you have to dial back that investment spend if the yield curve stays like this?

A:      I think we’re in pretty good shape. You know, quite frankly, we just completed the budget process, and we probably had, I would say, 8 or 10 key investment initiatives that we wanted to go forward with, and we dialed back on 3 of those and left them in, and we cut about 5 others off, on the notion that if the year changes around, or we can find more revenues, we’ll put them back on the table. We kind of have them on the shelf, ready to go, depending upon the environment. But otherwise I think we are pretty set. Now it will be about executing, performing, and if we get some wind at our back somewhere that we’re not expecting, then I think we bank some of that and invest some of that to help fuel future growth.

Any other questions? Okay. Thanks, Joe.

Thank you.

ADDITIONAL INFORMATION ABOUT THE PNC/MERCANTILE TRANSACTION

     The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

     Investors may obtain these documents free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

     The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares Corporation are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares Corporation. Information about the directors and executive officers of Mercantile Bankshares Corporation is set forth in the proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants is included in the proxy statement/prospectus filed with the SEC.